Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147735

Smart Balance, Inc.

4,065,105 Shares

This prospectus covers a total aggregate of 4,065,105 shares of our common stock, par value $.0001 per share, that may be offered from time to time by the selling stockholders identified on page 6 of this prospectus. The shares being offered by this prospectus consist of:

•	up to 3,065,105 shares issued and outstanding; and

•	up to 1,000,000 shares issuable upon the exercise of outstanding founding director warrants to purchase common stock at a price of $6.00 per share.

We are registering these shares of our common stock for resale by the selling stockholders named in this prospectus, or their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of these shares by the selling stockholders. These shares are being registered to permit the selling stockholders to sell shares from time to time in the public market, in amounts, at prices and on terms determined at the time of offering. The selling stockholders may sell this common stock through ordinary brokerage transactions or through any other means described in the section entitled “Plan of Distribution” beginning on page 8.

Investing in our securities involves a high degree of risk. See the section entitled “Prospectus Summary—Our Business— Risk Factors” on page 2.

Our common stock is quoted on the NASDAQ Global Market under the symbol “SMBL.” On December 10, 2007, the last reported sales price of our common stock was $11.59 per share.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 13, 2007

i

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 (File No. 333-147735) under the Securities Act of 1933, as amended, with respect to the common stock the selling stockholders are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits filed with the registration statement.

We are subject to the information requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, NE, Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of, or incorporated by reference in, our prospectus. Because it is a summary, it does not contain all information that you should consider before investing in our shares. You should read the entire prospectus carefully, including “Risk Factors,” our financial statements, the notes to the financial statements and other information incorporated by reference from our other filings with the SEC.

Unless the context otherwise requires, all references in this prospectus to “Smart Balance, Inc.,” “our,” “us,” and “we” refer to Smart Balance, Inc. (formerly known as Boulder Specialty Brands, Inc.) on a consolidated basis. All references in this prospectus to “GFA” refer to GFA Brands, Inc., our wholly owned subsidiary. Unless the context otherwise requires, the information contained in this prospectus gives effect to the May 21, 2007 consummation of the merger in which GFA became our wholly-owned subsidiary, and the change of our name from Boulder Specialty Brands, Inc. to Smart Balance, Inc., which transactions are collectively called the “merger.” We sometimes use the terms “our,” “us” and “we” to refer to GFA as our predecessor before the merger.

OUR BUSINESS

We were incorporated in Delaware on May 31, 2005 under the name Boulder Specialty Brands, Inc., as a blank check company formed to serve as a vehicle for the acquisition, through a merger, capital stock exchange, asset acquisition or other similar business combination with a then currently unidentified operating business and/or brand in the consumer food and beverage industry.

On May 21, 2007, we completed a merger pursuant to which GFA became our wholly-owned subsidiary. In connection with the merger, we changed our name from Boulder Specialty Brands, Inc. to Smart Balance, Inc. Pursuant to the merger agreement with GFA, we paid an aggregate of $491 million in cash (which included post-closing bonus payments net of tax benefits) as merger consideration. The cash consideration for the merger was funded with cash held in the trust account established in connection with our initial public offering, the proceeds of a private placement and a secured debt financing. None of our stockholders who owned shares of our common stock issued in our initial public offering exercised their right to vote against the merger and convert their shares into a pro rata portion of the trust account.

We, through GFA, our wholly-owned subsidiary, are a fast growing marketer of functional food products in the U.S. (under the trade names Smart Balance® and Earth Balance®). Functional food is defined as a food or a food ingredient that has been shown to affect specific functions or systems in the body and may play an important role in disease prevention. Our signature margarine products utilize a proprietary licensed, patented technology that is free of trans fats and enhances good-to-bad cholesterol ratios.

The Offer

This prospectus covers shares of our common stock, par value $.0001 per share, that may be offered from time to time by the selling stockholders identified on page 6 of this prospectus. We are registering these shares of our common stock for resale by the selling stockholders, or their pledgees, donees, transferees or other successors in interest.

Risk Factors

Prospective investors should carefully consider the matters we discuss under the caption “Risk Factors,” in the documents incorporated by reference in this prospectus. The risk factors include, among others, the following:

•	Risks involved with our business, including our dependence on (1) license agreements with Brandeis University, (2) third party manufacturers, and (3) a small number of customers;

•	The debt service requirements for the debt financing that we incurred in order to pay a portion of the merger consideration for our acquisition of GFA;

•

The substantial dilutive effect on our current stockholders in the future from the conversion of the Series A convertible preferred stock or exercise of investor warrants, for which we have reserved, including a cushion for possible reductions in the conversion price or exercise price, a total of 60 million shares of common stock; and

•	The ability of the holders of a majority of the outstanding shares of Series A convertible preferred stock to veto corporate actions such as additional debt or equity financings and acquisitions.

Company Information

Our principal executive offices are located at 115 West Century Road—Suite 260, Paramus, New Jersey 07652-1432 and our telephone number is (201) 568-9300. Our website address is www.smartbalance.com. Information contained on our website is not part of this prospectus and is not incorporated in this prospectus by reference.

The Offering

Common stock offered by the selling stockholders:	Up to 4,065,105 shares are being offered by the selling stockholders. The shares consist of:

•	up to 3,065,105 shares issued and outstanding; and

•	up to 1,000,000 shares issuable upon the exercise of outstanding founding director warrants to purchase common stock at a price of $6.00 per share.

Use of proceeds:	We will not receive any of the proceeds from the sale of common stock by the selling stockholders, although we will receive proceeds from any exercise of the founding director warrants.

NASDAQ Global Market Symbol:	SMBL

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We believe that some of the information incorporated by reference in this prospectus constitutes forward-looking statements. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

We believe that communicating our expectations to our stockholders is important. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors and cautionary language discussed or incorporated by reference in this prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations we describe in our forward-looking statements, including among other things:

•	our ability to:

(1)	maintain, promote, support and extend the brand equity in the Smart Balance® and Earth Balance® trade names;

(2)	maintain the exclusive license of the intellectual property utilized in many of our products and protect our proprietary formulations;

(3)	maintain and grow margarine distribution and sales;

(4)	anticipate and respond to new consumer trends;

(5)	develop, introduce, market and distribute new products and sizes;

(6)	create additional channels of distribution;

(7)	achieve sales and earnings forecasts, which are based on assumptions regarding sales volume, product mix and other items;

(8)	maintain profit margin in the face of a consolidating retail environment and large global customers;

(9)	recruit and retain officers, key employees or directors; and

(10)	remain in compliance with the terms and conditions of our secured debt facility;

•	recalls of our products if they become adulterated or misbranded;

•

impact of unforeseen economic and political changes in markets where we compete, such as export and import restrictions, currency exchange rates and restrictions, inflation rates, recession, foreign ownership restrictions, nationalization and other external factors over which we have no control;

•	performance of our business in hyperinflationary environments;

•	changes in accounting treatments and estimates in critical accounting judgments;

•	effectiveness of advertising, marketing and promotional programs;

•	increases in raw material costs and interruptions in supply of raw materials;

•	impact of global industry conditions, including the effect of an economic downturn in the food industry;

•	currency movements, fluctuations in levels of customer inventories and credit and other business risks related to our customers operating in a challenging economic and competitive environment;

•	ability to satisfy covenants and operating ratios relating to borrowings; and

•	competitive responses from large competitors which require increased trade promotion.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

All forward-looking statements included herein attributable to us are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the common stock offered by this prospectus. We will not receive any of the proceeds from the sale of common stock by the selling stockholders, although we will receive proceeds from any exercise of the founding director warrants.

SELLING STOCKHOLDERS

On behalf of the selling stockholders named in the table below (including pledgees and certain other transferees selling shares received after the date of this prospectus from a selling stockholder), we are registering, pursuant to the registration statement of which this prospectus is a part, 4,065,105 shares of our common stock, which consist of:

•	up to 3,065,105 shares issued and outstanding; and

•	up to 1,000,000 shares issuable upon the exercise of outstanding founding director warrants to purchase common stock at a price of $6.00 per share.

We are registering the shares, in compliance with registration rights agreements with the selling stockholders, to permit the selling stockholders to offer these shares for resale from time to time. The selling stockholders may sell all, some or none of the shares covered by this prospectus. All information with respect to beneficial ownership has been furnished to us by the selling stockholders. For more information, see the section of this prospectus entitled “Plan of Distribution.”

With the exception of Adage Capital Partners, L.P., who purchased shares in our initial public offering, our private placement and on the open market, all of the selling stockholders below purchased shares prior to our initial public offering. All of the shares issued prior to our initial public offering were placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent. One-half of the shares held by Continental Stock Transfer & Trust Company were released on October 11, 2007 and the remaining shares held in escrow will be released on December 16, 2008 in the amounts set forth in the footnotes below. The shares released from escrow on October 11, 2007 and the common stock issuable upon exercise of founding director warrants sold to certain of our selling stockholders in conjunction with our initial public offering are being registered pursuant to a registration rights agreement dated as of December 16, 2005.

We are registering the shares being offered under this prospectus by Adage Capital Partners, L.P. pursuant to a registration rights agreement dated November 30, 2007.

The table below lists the selling stockholder and information regarding its ownership of common stock as of December 13, 2007.

No selling stockholder is a registered broker-dealer or an affiliate of a broker-dealer.

	Number of Shares of Common Stock		Number of Shares	Shares of Common Stock Beneficially Owned After
				Offering
	Beneficially	Percentage of	Being		Percentage of
	Owned Prior To	of Outstanding	Offered		Outstanding
Selling Stockholder	This Offering(1)(2)	Voting Stock(3)	Hereby	Number(4)	Voting Stock(5)
Adage Capital Partners, L.P.(6)	5,591,835	9.56%	1,470,000	4,121,835	7.05%

Allbud Family Trust(7)	10,000	*	5,000	5,000	*

Caroline Elise Hughes Irrevocable Trust(8)	79,755	*	39,878	39,877	*

Robyn L. Duda(9)	37,532	*	18,766	18,766	*

Stephen Feldhaus(10)	569,438	*	19,939	549,499	*

Robert J. Gillespie and Westmount Investments, L.L.C.(11)	109,935	*	49,351	60,584	*

Robert S. Gluck(12)	306,255	*	150,127	156,128	*

Henry Thomas Hughes Irrevocable Trust(13)	79,755	*	39,878	39,877	*

	Number of Shares of Common Stock		Number of Shares	Shares of Common Stock Beneficially Owned After
				Offering
	Beneficially	Percentage of	Being		Percentage of
	Owned Prior To	of Outstanding	Offered		Outstanding
Selling Stockholder	This Offering(1)(2)	Voting Stock(3)	Hereby	Number(4)	Voting Stock(5)
Earl E. Hoellen(14)	17,013	*	7,507	9,506	*
William E. Hooper(15)	54,584	*	34,645	19,939	*
Grace Warfield Hughes(16)	100,000	*	50,000	50,000	*
Stephen B. Hughes(17)	1,274,540	2.16%	856,534	418,006	*
John Trevelyn Hughes Irrevocable Trust(18)	79,755	*	39,878	39,877	*
Gerald J. Laber(19)	35,878	*	14,939	20,939	*
James E. Lewis(20)	660,532	1.12%	554,530	106,002	*
Janis M. Lewis(21)	560,919	*	280,459	280,460	*
Lee Anne Lewis(22)	159,511	*	79,755	79,756	*
Peter Mazula(23)	161,657	*	55,829	105,828	*
Robert F. McCarthy(24)	69,290	*	49,351	19,939	*
Jeffrey R. Nieder(25)	111,657	*	55,829	55,828	*
Michael R. O’Brien(26)	134,935	*	49,351	85,584	*
John T. Stofko(27)	75,064	*	37,532	37,532	*
Sunset Oasis Trust No. 1(28)	50,043	*	25,021	25,022	*
Sunset Oasis Trust No. 2(29)	50,043	*	25,021	25,022	*
Sunset Oasis Trust No. 3(30)	50,042	*	25,021	25,021	*
Robert W. Walter(31)	61,927	*	30,964	30,963	*

*	Less than 1%.
(1)

The number of shares reflected includes the shares of common stock issuable upon the conversion of the Series A convertible preferred stock shown in the table below (without regard to any 4.99% to 9.99% limitation on conversion described in footnote 6 below to which Adage Capital Partners, L.P. may elect to be subject), assuming a conversion price of $9.00 per share and no accrued but unpaid dividends. The amounts shown do not include additional shares of common stock issuable upon conversion of the Series A convertible preferred stock or exercise of related investor warrants because of (a) potential reductions to the initial $9.00 conversion price for reasons that include penalties and anti-dilution measures, and (b) increases to the initial $9.00 Series A liquidation preference from accrued but unpaid dividends. If we redeem the Series A convertible preferred stock, the related investor warrants will become exercisable for common stock at an exercise price equal to the conversion price of the Series A convertible preferred stock in effect on the redemption date.

The following table lists the number of shares of Series A convertible preferred stock beneficially owned by the selling stockholders (and their affiliates) as of December 13, 2007:

Selling Stockholder	Number of Shares of Series A Convertible Preferred Stock
Adage Capital Partners, L.P.	1,111,111

Robert J. Gillespie and Westmount Investments, L.L.C.	13,889

Michael R. O’Brien	13,889

(2)	The shares of common stock beneficially owned includes common stock issuable upon the exercise of founding director warrants.
(3)

The percentage of outstanding voting stock includes the shares of common stock issuable upon the conversion of the Series A convertible preferred stock. Holders of the Series A convertible preferred stock are entitled to vote on an as-converted basis together with the holders of the common stock (without regard to any 4.99% to 9.99% limitation on conversion described in footnote 6 below to which Adage Capital Partners, L.P. may elect to be subject), and not separately as a class except as required by law or by the restated certificate of incorporation. Assuming a conversion price of $9.00 per share of Series A convertible preferred stock, each share of Series A convertible preferred stock is entitled to one vote. The percentage of outstanding voting stock also assumes that the selling stockholder (but no other stockholder) exercised all of the founding director warrants held by such selling stockholder individually.

(4)	Assumes the sale of all of the shares of common stock covered by this prospectus.
(5)

As of December 13, 2007, we had 43,116,363 shares of common stock outstanding. The percentage of outstanding voting stock is based on 58,505,252 shares of common stock outstanding (assuming that all 15,388,889 shares of Series A convertible preferred stock outstanding have been converted into common stock at a conversion price of $9.00 per share and assuming no accrued but unpaid dividends).

(6)

Adage Capital Partners GP, L.L.C., a Delaware limited liability company (“ACPGP”), serves as the general partner of Adage Capital Partners, L.P. (“ACP”), and as such may be deemed to beneficially own the common stock beneficially owned by ACP. Adage Capital Advisors, L.L.C., a Delaware limited liability company (“ACA”), serves as the managing member of ACPGP, and as such may be deemed to beneficially own the common stock beneficially owned by ACP. Robert Atchinson and Phillip Gross are each managing members of ACA, and as such may be deemed to beneficially own the common stock beneficially owned by ACP. Each of ACPGP, ACA, Robert Atchinson and Phillip Gross disclaim beneficial ownership of the securities owned by ACP. Each of ACP, ACPGP, ACA, Robert Atchinson and Phillip Gross exercise voting and investment power over the shares beneficially owned by ACP.

ACP has elected to opt out of the Series A convertible preferred stock conversion limitations set forth below in this footnote. However, ACP may elect to be subject to the conversion limitations if it sends written notice to us stating that it has elected to be subject to these provisions. If ACP elects to be subject to the conversion limitation, it may not convert, and we shall not issue any common stock upon any attempted conversion of, any of their Series A convertible preferred stock into our common stock to the extent that after giving effect to such conversion, it, together with its affiliates, would have acquired, through conversion of the Series A convertible preferred stock or otherwise, beneficial ownership of shares of our common stock in excess of 9.99% of the shares of our common stock outstanding immediately after giving effect to such conversion. ACP may elect to: (i) apply any percentage between 4.99% and 9.99% instead of 9.99%; or (ii) waive such limitation in whole or in part permanently or temporarily upon 65 days notice.

(7)

Gerald J. Laber, one of our directors, is the trustee of the Allbud Family Trust, of which his five adult children are the beneficiaries. Of the shares of common stock owned, 5,000 shares are held in escrow by Continental Stock Transfer & Trust Company.

(8)

Grace Warfield Hughes, who is Stephen B. Hughes’s spouse (see footnote 17 below), is the trustee of the Caroline Elise Hughes Irrevocable Trust. Of the shares of common stock owned, 39,877 shares are held in escrow by Continental Stock Transfer & Trust Company.

(9)

Of the shares of common stock owned, 18,766 shares are held in escrow by Continental Stock Transfer & Trust Company. Robyn L. Duda has had a longstanding business relationship with James E. Lewis, one of our directors.

(10)

Of the shares of common stock owned by Stephen Feldhaus, who is the brother-in-law of Stephen B. Hughes (see footnote 17 below), 19,939 are held in escrow by Continental Stock Transfer & Trust Company. Stephen Feldhaus is the trustee of Sunset Oasis Trust No. 1 (described in note 28 below), Sunset Oasis Trust No. 2 (described in note 29 below) and Sunset Oasis Trust No. 3 (described in note 30 below).

(11)

Mr. Gillespie is one of our directors. Mr. Gillespie is the principal of Westmount Investments, LLC, a privately held investment company. Beneficial ownership includes 29,412 founding director warrants to purchase shares of our common stock at a price of $6.00 per share. Of the shares of common stock owned, 19,939 shares are held in escrow by Continental Stock Transfer & Trust Company.

(12)	Mr. Gluck is our vice chairman and chief financial officer. Of the shares of common stock owned, 150,128 shares are held in escrow by Continental Stock Transfer & Trust Company.
(13)

Grace Warfield Hughes, who is Stephen B. Hughes’s spouse (see footnote 17 below), is the trustee of the Henry Thomas Hughes Irrevocable Trust. Of the shares of common stock owned, 39,877 shares are held in escrow by Continental Stock Transfer & Trust Company.

(14)

Of the shares of common stock owned, 7,506 shares are held in escrow by Continental Stock Transfer & Trust Company. Earl E. Hoellen has had a longstanding business relationship with James E. Lewis, one of our directors.

(15)

Mr. Hooper is one of our directors. Beneficial ownership includes 14,706 founding director warrants to purchase shares of our common stock at a price of $6.00 per share. Of the shares of common stock owned, 19,939 shares are held in escrow by Continental Stock Transfer & Trust Company.

(16)	Of the shares of common stock owned by Grace Warfield Hughes, who is Stephen B. Hughes’s spouse (see footnote 17 below), 50,000 shares are held in escrow by Continental Stock Transfer & Trust Company.
(17)

Mr. Hughes is our chairman and chief executive officer. Of the shares of common stock owned, 408,006 shares are held in escrow by Continental Stock Transfer & Trust Company. Beneficial ownership includes 448,592 founding director warrants to purchase shares of our common stock at a price of $6.00 per share. The shares shown do not include shares held by: (i) the Caroline Elise Hughes Irrevocable Trust (see note 8 above), the Henry Thomas Hughes Irrevocable Trust (see note 13 above) and the John Trevelyn Hughes Irrevocable Trust (see note 18 below), each of which is a trust established for adult family members of Mr. Hughes; (ii) Grace Warfield Hughes, Mr. Hughes’s spouse (see note 16 above) and (iii) Sunset Oasis Trust No. 1 (see note 28 below), Sunset Oasis Trust No. 2 (see note 29 below) and Sunset Oasis Trust No. 3 (see note 30 below), each of which is a trust established for adult family members of Mr. Hughes.

(18)

Grace Warfield Hughes, who is Stephen B. Hughes’s spouse (see footnote 17 above), is the trustee of the John Trevelyn Hughes Irrevocable Trust. Of the shares of common stock owned, 39,877 shares are held in escrow by Continental Stock Transfer & Trust Company.

(19)

Mr. Laber is one of our directors. Of the shares of common stock owned, 14,939 shares are held in escrow by Continental Stock Transfer & Trust Company. The shares shown do not include 10,000 shares held by the Allbud Family Trust (described in note 7 above) over which Mr. Laber is trustee.

(20)

Mr. Lewis is one of our directors. Beneficial ownership includes 448,529 founding director warrants to purchase shares of our common stock at a price of $6.00 per share. Of the shares of common stock owned, 106,002 shares are held in escrow by Continental Stock Transfer & Trust Company. The shares shown do not include 560,919 shares owned by Janis M. Lewis, Mr. Lewis’s spouse (see note 21 below), and 159,511 shares owned by Lee Anne Lewis, Mr. Lewis’s sister (see note 22 below).

(21)	Of the shares of common stock owned by Janis M. Lewis, wife of James E. Lewis (see footnote 17 above), 280,460 shares are held in escrow by Continental Stock Transfer & Trust Company.
(22)	Of the shares of common stock owned by Lee Anne Lewis, James E. Lewis’s sister (see footnote 17 above), 79,756 shares are held in escrow by Continental Stock Transfer & Trust Company.
(23)

Of the shares of common stock owned, 55,828 shares are held in escrow by Continental Stock Transfer & Trust Company. Peter Mazula has previously served as a tax advisor to entities with which James E. Lewis, one of our directors, has been affiliated with.

(24)

Mr. McCarthy is one of our directors. Beneficial ownership includes 29,412 founding director warrants to purchase shares of our common stock at a price of $6.00 per share. Of the shares of common stock owned, 19,939 shares are held in escrow by Continental Stock Transfer & Trust Company.

(25)

Of the shares of common stock owned, 55,828 shares are held in escrow by Continental Stock Transfer & Trust Company. Jeffrey R. Nieder is the president of Centennial Specialty Foods Corporation, which is majority owned by James E. Lewis, one of our directors, and his spouse. Mr. Nieder has also previously served as an officer or director with various entities owned by Mr. Lewis.

(26)

Mr. O’Brien is one of our directors. Beneficial ownership includes 29,412 founding director warrants to purchase shares of our common stock at a price of $6.00 per share. Of the shares of common stock owned, 19,939 shares are held in escrow by Continental Stock Transfer & Trust Company. Beneficial ownership also includes shares held by the following entities: (i) Aragon Trading Company, L.P. (Mr. O’Brien shares voting and investment power over the shares held by Aragon Trading Company, L.P.); (ii) Jayhawk Irrevocable Trust (Mr. O’Brien is the beneficiary of the trust and has investment control over the shares); (iii) Hawkeye Irrevocable Trust (Mr. O’Brien is the trustee of the Hawkeye Irrevocable Trust and his wife is the beneficiary) and (iv) Bayway Investment Fund (Mr. O’Brien has sole voting and investment power over the shares).

(27)	Of the shares of common stock owned by John T. Stofko, who was formerly our senior advisor, 37,532 shares are held in escrow by Continental Stock Transfer & Trust Company.
(28)

Stephen Feldhaus (see note 10 above), who is the brother-in-law of Stephen B. Hughes, is the trustee of the Sunset Oasis Trust No. 1. Of the shares of common stock owned, 25,022 shares are held in escrow by Continental Stock Transfer & Trust Company.

(29)

Stephen Feldhaus (see note 10 above), who is the brother-in-law of Stephen B. Hughes, is the trustee of the Sunset Oasis Trust No. 2. Of the shares of common stock owned, 25,022 shares are held in escrow by Continental Stock Transfer & Trust Company.

(30)

Stephen Feldhaus (see note 10 above), who is the brother-in-law of Stephen B. Hughes, is the trustee of the Sunset Oasis Trust No. 3. Of the shares of common stock owned, 25,021 shares are held in escrow by Continental Stock Transfer & Trust Company.

(31)	Of the shares of common stock owned, 30,963 shares are held in escrow by Continental Stock Transfer & Trust Company. Robert W. Walter previously served as our attorney.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholder” includes pledgees and certain other transferees selling shares received after the date of this prospectus from a selling stockholder. The number of shares beneficially owned by a selling stockholder will decrease as and when it effects any such transfers. The plan of distribution for the selling stockholders’ shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

The selling stockholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholders may also make sales in negotiated transactions. The selling stockholders may offer their shares from time to time pursuant to one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker–dealer solicits purchasers;

•	one or more block trades in which the broker–dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker–dealer as principal and resale by the broker–dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	public or privately negotiated transactions;

•

through the facilities of any national securities exchange or U.S. inter–dealer quotation system of a registered national securities association, on which the shares are then listed, admitted to unlisted trading privileges or included for quotation;

•	through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In connection with distributions of the shares or otherwise, the selling stockholders may:

•	enter into hedging transactions with broker–dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

•	sell the shares short after the effective date of the registration statement of which this prospectus forms a part and redeliver the shares to close out such short positions;

•	enter into option or other transactions with broker–dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and

•	pledge shares to a broker–dealer or other financial institution, which, upon a default, they may in turn resell.

The selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling stockholders or borrowed from the selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock.

In addition to the foregoing methods, the selling stockholders may offer their shares from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods or described above or any other lawful methods. The selling stockholders may also transfer, donate or assign their shares to lenders, family members and others and each of such persons will be deemed to be a selling stockholder for purposes of this prospectus. The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock, and if the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from to time under this prospectus; provided however in the event of a pledge or then default on a secured obligation by the selling stockholder, in order for the shares to be sold under this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or amendment to this registration statement amending the list of selling stockholders to include the pledgee, secured party or other successors in interest of the selling stockholder under this prospectus.

The selling stockholders may also sell their shares pursuant to Rule 144 under the Securities Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information concerning the issuer, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three–month period not exceeding certain limitations. Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus.

The selling stockholders may effect such transactions directly, or indirectly through broker–dealers or agents acting on their behalf. In effecting sales, broker–dealers or agents engaged by the selling stockholders may arrange for other broker–dealers to participate. Broker–dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker–dealer might be in excess of customary commissions for routine market transactions). However, under NASD rules and regulations, broker-dealers may not receive a commission or discount in excess of 8% for the sale of any shares registered hereunder.

NASD Notice to Members 88-101 states that in the event a selling stockholder intends to sell any of the shares registered for resale in this registration statement through a member of the NASD participating in a distribution of our securities, such member is responsible for insuring that a timely filing is first made with the Corporate Finance department of the NASD and disclosing to the NASD the following:

•	it intends to take possession of the registered securities or to facilitate the transfer of such certificates;

•	the complete details of how the selling stockholders shares are and will be held, including location of the particular accounts;

•

whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the selling stockholders, including details regarding any such transactions; and

•

in the event any of the securities offered by the selling stockholders are sold, transferred, assigned or hypothecated by any selling stockholder in a transaction that directly or indirectly involves a member firm of the NASD or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of the NASD for review.

The selling stockholders are subject to the anti-manipulation rules of Regulation M under the Exchange Act that may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.

In offering the shares covered by this prospectus, the selling stockholders, and any broker–dealers and any other participating broker–dealers who execute sales for the selling stockholders, may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker–dealers may be deemed to be underwriting discounts and commissions.

We are required to pay certain fees and expenses incident to the registration of the shares as well as certain of the expenses of the selling stockholders.

We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

DESCRIPTION OF SECURITIES

General

The following description summarizes the material terms of our common stock, preferred stock, Series A convertible preferred stock and founding director warrants. Because it is only a summary, it may not contain all the information that is important to you. For a complete description you should refer to our restated certificate of incorporation and bylaws and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

Our restated certificate of incorporation authorizes 250,000,000 shares of common stock with a par value of $.0001.

Holders of Series A convertible preferred stock are entitled to vote on an as-converted basis together with the holders of common stock for the election of directors and all other matters requiring stockholder action. Holders of common stock, together with holders of our Series A convertible preferred stock, are entitled to one vote per share on matters to be voted on by stockholders and also are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. Upon our liquidation or dissolution, the holders of common stock will be entitled to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation preference of any shares of preferred stock.

Holders of our common stock have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock. The payment of dividends, if ever, on the common stock will be subject to the prior payment of dividends on any outstanding preferred stock, including our Series A convertible preferred stock.

Series A Convertible Preferred Stock

A total of 15,388,889 shares of our preferred stock have been designated as Series A convertible preferred stock. The Series A convertible preferred stock, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, ranks senior to our common stock. Holders of the Series A convertible preferred stock are not entitled to preemptive or other subscription rights. The following summary of the material terms and provisions of the Series A convertible preferred stock is qualified in its entirety by reference to our restated certificate of incorporation, which designates the Series A convertible preferred stock.

Dividends

Dividends on the Series A convertible preferred stock are cumulative and compound from May 21, 2007, which we sometimes refer to as the date of original issuance, at the annual rate of 8% (multiplied by the $9.00 per share purchase price) and will be payable quarterly when and as declared by our board of directors. Beginning five years after the date of original issuance and at the end of each calendar quarter thereafter, the dividend rate will increase at the rate of 0.25% until the dividend rate equals 11%. Beginning seven years after the date of issuance:

•	the annual dividend rate will increase to 15% for each quarter thereafter for which we fail to declare and pay dividends in full in cash, and

•	the annual dividend rate will be fixed at 15% if we fail thereafter to declare and pay dividends in cash for three consecutive quarters.

No dividends may be declared or paid on any common stock, nor may we redeem any common stock, subject to limited exceptions, until we have paid all accrued dividends on the Series A convertible preferred stock in cash. If we pay any dividend or distribution on the common stock, the holders of the Series A convertible preferred stock also will be entitled to receive such dividend or distribution on an as-converted basis.

Liquidation Preference

Holders of the Series A convertible preferred stock have a liquidation preference in the amount of $9.00 per share plus accrued but unpaid dividends. If a “Liquidation” occurs before the fifth anniversary of the date of original issuance of the Series A convertible preferred stock, the liquidation preference will include a premium calculated assuming that the Liquidation occurred on the last day of the quarterly dividend period on or after the fifth anniversary. If our assets are not sufficient to pay the liquidation preference of the Series A convertible preferred stock in full, the holders of the Series A convertible preferred stock will share pro rata in any distribution based on the relative amounts of their respective liquidation preferences, and no distributions will be made to the holders of common stock. However, the holders of Series A convertible preferred stock will participate in liquidating distributions on an as-converted basis, if by converting such Series A convertible preferred stock into common stock the amount they receive would be greater than their liquidation preference. A “Liquidation” is defined as:

a.	a voluntary or involuntary liquidation, dissolution or winding up;

b.	a sale of all or substantially all our assets;

c.	the sale or other transfer of outstanding shares of our capital stock to a purchaser and its affiliates and/or a group of purchasers and their affiliates acting in concert, or a merger or consolidation, in each case under circumstances in which the holders of the voting power of our outstanding capital stock immediately before the transaction (other than the holders of our Series A convertible preferred stock that acquired such shares in our private placement which closed on May 21, 2007) own less than 50% of the voting power of our outstanding capital stock, the surviving or resulting corporation or the acquirer, as the case may be, immediately after the transaction; or

d.	any other transaction or series of transactions as a result of which a single person (or investors in the private placement) acquires a majority of our outstanding voting power.

Optional Conversion at Holder’s Election

The Series A convertible preferred stock are convertible at any time, at the option of the holder, into the number of shares of common stock arrived at by dividing $9.00 per share (which is the initial conversion price and which is subject to adjustment as described below in “Adjustments to Conversion Price”) into the per share liquidation preference of $9.00 per share, plus accrued but unpaid dividends. To the extent that dividends accrue but are not paid, the number of shares of common stock issuable upon conversion of the Series A convertible preferred stock will increase.

Holders of our Series A convertible preferred stock may elect to be subject to article IV, section 9(l), of our restated certificate of incorporation that limits the number of shares of common stock that may be acquired upon conversion of Series A convertible preferred stock to the number that would not cause the holder to beneficially own more than 9.99% of our outstanding common stock immediately after the conversion. A holder may elect to reduce this threshold to 4.99%, or any other percentage between 4.99% and 9.99%, and to waive, temporarily or permanently, any of these limitations, upon 65 prior days’ notice to us.

Adjustments to Conversion Price

The conversion price for the Series A convertible preferred stock will decrease, and the number of shares of common stock issuable upon conversion will therefore increase, if we become subject to penalties for delays in taking actions required by the holders of our Series A convertible preferred stock relating to the listing of our common stock or the Series A convertible preferred stock or the registration of our common stock. If we do not cause the registration statement we filed on Form S-3 (File No. 333-143483) to remain effective for the period required by the registration rights agreement, or if investors are not permitted to utilize the registration statement to resell shares for 45 consecutive days or for more than an aggregate of 90 days during any 12-month period, then the conversion price will be reduced by 1% on each 90th day anniversary of the default, if the default has not been cured, subject to a maximum total reduction of 9%.

In no event will a holder of Series A convertible preferred stock be entitled to a cash adjustment in lieu of these adjustments to the conversion price.

The conversion price is also subject to typical anti-dilution adjustments in the event of stock splits, stock dividends and similar events, and will be entitled to anti-dilution protection, subject to limited exceptions (including an exception for up to 9,650,000 options issued to employees, directors or consultants under a board-approved option plan), for issuances of common stock at a price below the conversion price then in effect or the average closing price of the common stock over the 30-day period ending three days before the date of determination. The anti-dilution adjustments will be made on a weighted average basis, which means that the number of shares sold at such price and the number of shares outstanding before such sale will be taken into account in adjusting the conversion price.

Mandatory Conversion

Conversion of all, or a portion of (but not less than 20% of the then outstanding) Series A convertible preferred stock is mandatory, at the conversion price then in effect, upon the first to occur of:

a.	the election to convert by holders of at least a majority of the Series A convertible preferred stock, or

b.	our election to force a conversion if (i) a registration statement for the resale of the common stock issuable upon conversion of the Series A convertible preferred stock is effective, (ii) we have also elected to redeem all the public warrants that we sold in our initial public offering, and (iii) the last sales price of our common stock has been at least $11.50 per share, if before three years after the date of original issuance of the Series A convertible preferred stock, or at least $12.50 per share on each of 20 trading days within any 30-trading day period ending on the third business day before we provide notice of our election to force the conversion of the Series A convertible preferred stock, if more than three years after the date of original issuance.

If we elect to exercise our right to force conversion within three years of the date of original issuance, the number of shares of common stock issued on conversion will be calculated assuming that the redemption occurs on the last date of the dividend period to occur on or after such third-year anniversary.

Our right to force conversion will be limited to the extent that conversion would require the holder of the shares of Series A convertible preferred stock subject to forced conversion to make filings under the Hart-Scott-Rodino Act or other laws concerning competition.

Redemption

We have the right to redeem all or a portion of (but not less than 20% of the then outstanding) Series A convertible preferred stock at any time after issuance, out of funds legally available for that purpose and subject to compliance with restrictions on redemptions imposed by our lenders, for a cash amount equal to the liquidation preference of $9.00 per share, plus accrued but unpaid dividends. However, if the redemption occurs prior to five years after the date of original issuance of the Series A convertible preferred stock, the redemption price will include a premium calculated assuming that the redemption occurs on the last day of the quarterly dividend period to occur on or after such fifth-year anniversary.

Article IV, section 7, of our restated certificate of incorporation defers our right to redeem shares of Series A convertible preferred stock to the extent that a redemption would (i) cause the investor whose shares are being redeemed to recognize dividend income under the Internal Revenue Code, (ii) result in a matching transaction for an investor subject to the short swing insider trading provisions of section 16 of the Exchange Act, or (iii) require the investor to make filings under the Hart-Scott-Rodino Act or other laws concerning competition.

Voting Rights

Holders of the Series A convertible preferred stock are entitled to vote on an as-converted basis together with the holders of common stock (without regard to any 4.99% to 9.99% limitation on conversion described above to which holders of the Series A convertible preferred stock may elect to be subject), and not separately as a class except as required by law or by our restated certificate of incorporation. So long as the number of outstanding shares of Series A convertible preferred stock is at least 12.5% of the total number of shares of Series A convertible preferred stock issued May 21, 2007, without the consent of the holders of a majority of such shares then outstanding, we may not undertake various corporate actions, including the following:

a.	incur or refinance any debt (with limited exceptions, including debt permitted at May 21, 2007) or modify any agreements relating to permitted debt;

b.	issue any equity securities (with limited exceptions, including up to 9,650,000 options issued to employees, directors or consultants under a board-approved option plan);

c.	enter into, amend or terminate the material terms of any contract with any related party;

d.	take any action that could result in a Liquidation, as that term is defined above (other than a chapter 11 proceeding);

e.	make acquisitions or investments or dispositions of assets that exceed threshold amounts;

f.	change our restated certificate of incorporation in a manner that adversely affects the Series A convertible preferred stock or take any action that impairs our ability to honor the rights and preferences of the Series A convertible preferred stock;

g.	make any change in accounting methods or policies (other than as required by GAAP), or any change in auditors; or

h.	declare or pay any dividends other than payment of cash dividends on the Series A convertible preferred stock unless said dividends are also made to the holders of Series A convertible preferred stock on an as-converted basis.

Investor Warrants

Owners of our Series A convertible preferred stock own one warrant to purchase our common stock for each share of Series A convertible preferred stock that they own. We refer to these warrants as the “investor warrants.”

The purpose of the investor warrants is to allow the holder to participate in the growth of our company after any redemption by us of the related shares of Series A convertible preferred stock. Each investor warrant becomes exercisable upon the redemption of the related share of Series A convertible preferred stock, at an exercise price equal to the conversion price of the Series A convertible preferred stock in effect on the redemption date. Each investor warrant becomes exercisable thereafter until the later of (1) ten years after issuance, or (2) five years after the investor warrant first becomes exercisable, for such number of shares of common stock into which such redeemed share of preferred stock is then convertible.

Absent any adjustments to the conversion price of the Series A convertible preferred stock, the exercise price of the warrants would be $9.00 per share. After the investor warrants become exercisable, the exercise price of the investor warrants will be subject to the same adjustment provisions that would have applied to the conversion price of the Series A convertible preferred stock had the Series A convertible preferred stock not been redeemed, including penalty adjustments (for defaults such as failure to keep the Securities Act registration statement relating to the underlying warrant shares effective) and anti-dilution adjustments. The exercise price may be paid in cash, or by reducing the number of shares otherwise issuable to the holder, based on the average closing price of our common stock during the 30-day period ending three days before the notice of election of a cashless exercise. If that average closing price is less than the exercise price of an investor warrant on the expiration date of the warrant but the holder has not yet exercised the warrant, the investor warrant will be deemed automatically exercised in a cashless exercise on the expiration date.

Owners of our investor warrants may elect to be subject to section 3(g) of the investor warrant, which limits the number of shares of common stock issuable upon exercise of the investor warrants to the number that would not cause the holder to beneficially own more than 9.99% of our outstanding common stock immediately after the exercise. An investor may elect to reduce this threshold to 4.99%, or any other percentage between 4.99% and 9.99%, and to waive, temporarily or permanently, any of these limitations, upon 65 prior days’ notice to us.

The investor warrants may be transferred separately from the Series A convertible preferred stock to which they relate, but only in compliance with applicable securities laws.

Founding Director Warrants

Messrs. Hughes and Lewis, certain of our other directors and a senior advisor purchased an aggregate of 1,000,000 warrants from us at a price of $1.70 per warrant on the closing of our initial public offering. Each founding director warrants entitles the registered holder to purchase one share of our common stock at a price of $6.00 per share, subject to adjustment as discussed below. The founding director warrants (1) were purchased pursuant to an exemption from the registration requirements of the Securities Act, and (2) will be non-redeemable so long as these persons hold such warrants. The transfer restriction does not apply to transfers that are occasioned by operation of law or for estate planning purposes, provided that the permitted transferee agrees in writing to be bound to the terms of the founding director warrant purchase agreement. In the event that any founding director warrants are transferred to a person other than permitted transferees, then such founding director warrants will, on the date of such transfer, immediately become redeemable by us at a price of $.01 per founding director warrant, upon not less than 30 days notice and if, and only if, the reported last sale price of our common stock equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption.

The exercise price and number of shares of common stock issuable on exercise of the founding director warrants may be adjusted in certain circumstances, including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the exercise price and number of shares of common stock issuable on exercise of the founding director warrants will not be adjusted for issuances of common stock at a price below the founding director warrant exercise price.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus is part of a registration statement we filed with the SEC. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that all the common stock covered by this prospectus is sold (other than information in documents that is deemed not to be filed):

•	Our annual report on Form 10-K for the year ended December 31, 2006;

•	The amendment to our annual report, filed on Form 10-K/A for the year ended December 31, 2006;

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2007; June 30, 2007 and September 30, 2007;

•

Our current reports on Form 8-K dated February 16, 2007; April 27, 2007; May 10, 2007; May 17, 2007; May 18, 2007; May 21, 2007; May 22, 2007; May 25, 2007; June 4, 2007; June 13, 2007; August 10, 2007; August 20, 2007; October 31, 2007; November 9, 2007; November 29, 2007 and December 4, 2007;

•	Our definitive proxy statement filed with the SEC on April 27, 2007; and

•

The description of our common stock which is contained in our registration statement on Form 8-A filed on August 23, 2005, including amendments or reports filed for the purpose of updating that description.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Smart Balance, Inc.

Attn: Robert S. Gluck

115 West Century Road—Suite 260

Paramus, New Jersey 07652-1432

(201) 568-9300

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon by Morris, Nichols, Arsht & Tunnell LLP.

EXPERTS

The financial statements of GFA and its predecessors incorporated by reference in this registration statement have been audited by McGladrey & Pullen, LLP, independent auditor, to the extent and for the periods set forth in their reports.

The financial statements of Smart Balance, Inc. (formerly known as Boulder Specialty Brands, Inc.) incorporated by reference in this registration statement have been audited by Ehrhardt Keefe Steiner & Hottman PC, registered public accounting firm, to the extent and for the periods set forth in their reports.

Smart Balance, Inc.

4,065,105 Shares

PROSPECTUS

December 13, 2007

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained or incorporated by reference in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. You should not assume that the information contained or incorporated by reference in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.